EXHIBIT 99.16

CONSENT OF EXPERT

March 30, 2016

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re:   Eldorado Gold Corporation

I, Douglas Jones, do hereby consent to the filing of the written disclosure regarding the description of mineral reserves of the Stratoni, Olympias, White Mountain, Eastern Dragon, Tanjianshan, Jinfeng, Perama Hill, and Efemcukuru properties and of extracts from or a summary of other information pertaining to these projects, and the use of my name in the Annual Information Form and Annual Report on Form 40-F of Eldorado Gold Corporation (the “Company”) for the year ended December 31, 2015 and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company’s Annual Information Form and Annual Report on Form 40-F.

By:	/s/ Douglas Jones, SME Registered Member
Douglas Jones, SME Registered Member
Eldorado Gold Corporation
Senior Vice President, Operations